UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Eve Holding, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29970N 104

(CUSIP Number)

Embraer S.A.

Embraer Aircraft Holding, Inc.

Attn: Fabiana Klajner Leschziner

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part)

Pinheiros, São Paulo, SP, 05425-070, Brazil

(55) 11 3040 6874

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Paul T. Schnell

Thomas W. Greenberg

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

May 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Embraer Aircraft Holding, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 238,500,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 238,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 238,500,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 90.2%
14	Type of Reporting Person CO

1	Names of Reporting Persons Embraer S.A.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 238,500,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 238,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 238,500,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 90.2%
14	Type of Reporting Person CO

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Eve Holding, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1400 General Aviation Drive, Melbourne, Florida 32935.

Prior to the consummation of the Business Combination (as defined below), the Issuer was known as Zanite Acquisition Corp. (“Zanite”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

Embraer Aircraft Holding, Inc.

Embraer S.A.

Embraer Aircraft Holding, Inc. (“EAH”) is organized under the laws of the State of Delaware. Embraer S.A. (“Embraer”) is organized under the laws of Brazil. EAH is controlled by Embraer, which owns all of the issued and outstanding shares of EAH’s voting securities.

The business address of EAH is 276 SW 34th St. Ft. Lauderdale, Florida 33315. The business address of Embraer is Avenida Dra. Ruth Cardoso, 8501, 30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil. EAH is a holding company which is principally engaged in the business of holding the interests of Embraer’s operating companies in the United States. Embraer is a global aerospace company headquartered in Brazil that has businesses in commercial and executive aviation, defense and security aviation and agricultural aviation. Embraer designs, develops, manufactures and markets aircraft and systems, in addition to providing services and support to customers after sales.

The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of the Reporting Persons (each of such directors and officers, a “Covered Person” and collectively, the “Covered Persons”) are set forth on Schedule A and Schedule B attached hereto, which are incorporated into this Item 2 by reference.

During the last five years, neither the Reporting Persons, nor, to the Reporting Persons’ knowledge, the Covered Persons (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. On May 9, 2022, upon consummation of the Business Combination, Zanite issued 220,000,000 shares of Class A common stock, par value $0.0001 per share, of Zanite (the “Class A common stock”) to EAH in exchange for the transfer by EAH to Zanite of all of the issued and outstanding limited liability company interests of EVE UAM, LLC, a Delaware limited liability company (“Eve”).

In addition, on May 9, 2022, EAH purchased 18,500,000 shares of Class A common stock at a purchase price of $10.00 per share, for an aggregate purchase price of $185,000,000. Such purchase was consummated substantially concurrently with the consummation of the Business Combination. EAH obtained the funds for the purchase of these shares from working capital.

Upon consummation of the Business Combination, all of the then issued and outstanding shares of Class A common stock automatically converted into shares of Common Stock on a one-for-one basis for no additional consideration.

Item 4.	Purpose of Transaction.

Business Combination

On December 21, 2021, Zanite, Embraer, EAH and Eve entered into a Business Combination Agreement (the “Business Combination Agreement”). On May 9, 2022 (the “Closing Date”), in accordance with the Business Combination Agreement, the closing (the “Closing”) of the transactions contemplated by the Business Combination Agreement (the “Business Combination”) occurred, pursuant to which Zanite issued 220,000,000 shares of Class A common stock to EAH in exchange for the transfer by EAH to Zanite of all of the issued and outstanding limited liability company interests of Eve. As a result of the Business Combination, Eve is now a wholly-owned subsidiary of the Issuer, which has changed its name to “Eve Holding, Inc.”

Subscription Agreement

In connection with the Business Combination Agreement, Zanite entered into a subscription agreement, dated as of December 21, 2021 (as amended by that certain Amendment to the Subscription Agreement, dated as of April 4, 2022, the “Subscription Agreement”), with EAH. Pursuant to the Subscription Agreement, on May 9, 2022, EAH purchased 18,500,000 shares of Class A common stock from Zanite at a purchase price of $10.00 per share, for an aggregate purchase price of $185,000,000. Such investment was consummated substantially concurrently with the Closing.

Stockholders Agreement

On May 9, 2022, in connection with the consummation of the Business Combination and as contemplated by the Business Combination Agreement, the Issuer entered into a Stockholders Agreement (the “Stockholders Agreement”) with EAH and Zanite Sponsor LLC, a Delaware limited liability company (the “Sponsor”). Pursuant to the terms of the Stockholders Agreement, among other things, (a) EAH has the right to nominate five directors to the Issuer’s initial board of directors (the “Board”), three of whom shall satisfy the independence requirements of the New York Stock Exchange (“NYSE”), (b) the Sponsor has the right to nominate one director to the initial Board, and (c) EAH and the Sponsor have the right to jointly nominate one director to the initial Board, who shall satisfy the independence requirements of the NYSE. On March 16, 2022, Zanite and EAH entered into a Strategic Warrant Agreement with Acciona Logistica, S.A., pursuant to which the director to be mutually agreed upon by EAH and the Sponsor has been designated by Acciona Logistica, S.A.

The Stockholders Agreement further provides that, for so long as EAH directly or indirectly through any of its affiliates holds at least 10% of the outstanding shares of Common Stock, EAH will also have the right to: (i) nominate a number of directors to the Board at least proportional to the number of shares of Common Stock owned by EAH directly or indirectly through any of its affiliates; and (ii) appoint a number of representatives to each committee of the Board that is at least proportional to the number of outstanding shares of Common Stock owned by EAH directly or indirectly through any of its affiliates. For so long as EAH directly or indirectly through any of its affiliates holds at least 20% of the outstanding shares of Common Stock, EAH will also have the right to designate the chairperson of the Board (who need not be a nominee of EAH), and will also have certain financial data and information access rights.

In addition, for so long as EAH directly or indirectly through any of its affiliates holds at least 35% of the outstanding shares of Common Stock, the following actions may not be taken (or agreed to be taken) by the Issuer without the prior written consent of EAH: (a) the sale of greater than 30% of the assets or voting securities of the Issuer (subject to certain exceptions); (b) the voluntary liquidation or dissolution of the Issuer; (c) any amendment to or modification of the Issuer’s organizational documents that materially and adversely affects EAH in its capacity as a stockholder of the Issuer; (d) the relocation of the Issuer’s domicile; (e) any change to the Issuer’s corporate name; or (f) any change to the size of the Board.

Amended and Restated Registration Rights Agreement

On May 9, 2022, in connection with the consummation of the Business Combination and as contemplated by the Business Combination Agreement, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with EAH, the Sponsor and certain other holders of the Issuer’s equity securities that are party thereto, which provides such parties certain demand and piggyback registration rights with respect to their equity securities in the Issuer. Pursuant to the Registration Rights Agreement, the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of Common Stock and other of the Issuer’s equity securities that are held by the parties thereto from time to time. The Registration Rights Agreement contains a three-year lock-up period, pursuant to which, subject to certain exceptions, EAH, the Sponsor and certain other parties thereto will be restricted from transferring the shares of Common Stock and warrants they own immediately following the Closing until the date that is three years after the Closing. The Registration Rights Agreement amends and restates the registration rights agreement that was entered into by Zanite, the Sponsor and the other parties thereto in connection with Zanite’s initial public offering.

Put Option Agreements

On December 21, 2021 and March 16, 2022, as applicable, Zanite entered into (a) subscription agreements with certain strategic PIPE Investors (the “Strategic Investors”), pursuant to which such Strategic Investors agreed to purchase 3,000,000 shares of Class A common stock at a purchase price of $10.00 per share, for an aggregate purchase price of $30,000,000 (the “Investment”) and (b) warrant agreements with such Strategic Investors, pursuant to which Zanite agreed to issue to such Strategic Investors certain warrants which, if exercised by such Strategic Investors in accordance with the terms and conditions of each such respective warrant agreement, would allow the Strategic Investors to purchase up to 18,650,000 shares of Common Stock at a purchase price of $0.01 per share (the “penny warrants”). Upon the Closing, one Strategic Investor exercised certain penny warrants issued to it to purchase 800,000 shares of Common Stock for an aggregate purchase price of $8,000.

Concurrently with the entry into such subscription agreements, EAH entered into a put option agreement with each such Strategic Investor (the “Put Option Agreements”), who were provided with price protections in the amount of up to their Investment. One such Put Option Agreement provides the applicable Strategic Investor with price protections for up to an additional $20,000 that may be invested by such Strategic Investor to acquire up to 2,000,000 shares of Common Stock upon exercise of certain penny warrants.

Pursuant to the terms of the applicable Put Option Agreements, the Strategic Investors can exercise their put options (A) with respect to 2,000,000 shares of Common Stock, during the ten-year period commencing upon the Closing and, if so exercised, the applicable Strategic Investors would be entitled to receive credits for parts and services that are redeemable against EAH or one of its affiliates, which credits are to be used exclusively by the relevant Strategic Investor or its affiliates at the then prevailing price list specific to such Strategic Investor or its affiliates; (B) with respect to 1,000,000 shares of Common Stock, during the six-month period commencing on June 30, 2023 if the relevant Strategic Investor has negotiated in good faith a potential commercial partnership in regards to eVTOL application within the defense and security technology market (the “Negotiation Period”) and, if so exercised, would require EAH to purchase such shares at a purchase price of $10.00 per share; and (C) with respect to 2,000,000 shares of Common Stock underlying the warrants issued to such Strategic Investor at the Closing, which warrants are exercisable at a purchase price of $0.01 per share, during the Negotiation Period and, if so exercised, would require EAH to purchase such shares at a purchase price of $0.01 per share.

Strategic Warrant Agreement

On March 16, 2022, Zanite entered into a Strategic Warrant Agreement with Acciona Logistica, S.A. (“Acciona”) and EAH (the “Strategic Warrant Agreement”), pursuant to which, at the Closing, the Issuer has issued or agreed to issue to Acciona certain penny warrants to acquire up to 4,500,000 shares of Common Stock. Each warrant is exercisable for a period of five years following its issuance or first permitted exercise date.

The Strategic Warrant Agreement provides Acciona with the non-transferable right to designate a Class I director of the Issuer to serve until the Issuer’s first annual meeting following the Closing (the “First Annual Meeting”), which designee is Mr. José Manuel Entrecanales, the Chairman and Chief Executive Officer of Acciona S.A. Pursuant to the terms of the Strategic Warrant Agreement, the Issuer and EAH will take all necessary action to include such designee in the slate of nominees recommended by the Board for election as Class I directors at the First Annual Meeting, including causing the election of such designee to the Board by nominating such designee to be elected as a Class I director and soliciting proxies in favor of the election of such person.

The foregoing descriptions of the Business Combination Agreement, the Subscription Agreement, the Registration Rights Agreement, the Put Option Agreements and the Strategic Warrant Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements or the form of such agreements, as applicable, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the consummation of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell or otherwise dispose of all or a portion of the securities then held, in the open market or in privately negotiated transactions or otherwise. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and stockholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 264,332,132 shares of Common Stock outstanding following the consummation of the Business Combination:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Embraer Aircraft Holding, Inc.	238,500,000	90.2%	0	238,500,000	0	238,500,000
Embraer S.A.	238,500,000	90.2%	0	238,500,000	0	238,500,000

EAH is the record holder of the 238,500,000 shares of Common Stock reported herein. EAH is controlled by Embraer.

To the Reporting Persons’ knowledge, none of the Covered Persons directly owns any shares of Common Stock; however, because each Covered Person is a director or executive officer of the Reporting Persons, as applicable, each Covered Person may be deemed to be the beneficial owner of the Common Stock beneficially owned by the Reporting Persons. The Covered Persons disclaim any beneficial ownership of the shares of Common Stock held by the Reporting Persons.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has, and to the Reporting Persons’ knowledge, none of the Covered Persons has, effected any transactions in shares of Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders Agreement, Registration Rights Agreement, the Put Option Agreements and the Strategic Warrant Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons nor any of the Covered Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Business Combination Agreement, dated as of December 21, 2021, by and among Zanite Acquisition Corp., Embraer S.A., EVE UAM, LLC and Embraer Aircraft Holding, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 13, 2022).

3	Form of Subscription Agreement, dated as of December 21, 2021 (incorporated by reference to Exhibit 10.17 to the Issuer’s Current Report on Form 8-K filed on May 13, 2022).

4	Stockholders Agreement, dated as of May 9, 2022, by and among Eve Holding, Inc., Embraer Aircraft Holding, Inc. and Zanite Sponsor LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 13, 2022).

5	Amended and Restated Registration Rights Agreement dated as of May 9, 2022, by and among Embraer Aircraft Holding, Inc., Zanite Sponsor LLC and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 13, 2022).

6	Form of Put Option Agreement, dated as of December 21, 2021.

7	Form of Strategic Warrant Agreement, dated as of March 16, 2022 (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on March 16, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2022

EMBRAER AIRCRAFT HOLDING, INC.

By:	/s/ Gary Kretz
Name:	Gary Kretz
Title:	Officer

By:	/s/ Michael Klevens
Name:	Michael Klevens
Title:	Officer

EMBRAER S.A.

By:	/s/ Antonio Carlos Garcia
Name:	Antonio Carlos Garcia
Title:	Executive Vice President & CFO

By:	/s/ Fabiana Klajner Leschziner
Name:	Fabiana Klajner Leschziner
Title:	Executive Vice President, General Counsel & Chief Compliance Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF EMBRAER AIRCRAFT HOLDING, INC.

The following table sets forth the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Embraer Aircraft Holding, Inc. Except as otherwise noted below, the business address of each such person is 276 SW 34th St. Ft. Lauderdale, Florida 33315.

Name	Country of Citizenship	Relationship to Reporting Person	Present Principal Occupation (outside Reporting Person, if any)
Francisco Gomes Neto (1)	Brazil	Director	N/A
Gary J. Spulak	United States of America	Director	Adjunct professor of Florida Atlantic University(2)
Jackson Schneider	Brazil / Italy	Director	N/A
Michael Amalfitano	United States of America	Director	N/A
Johann Christian Jean Charles Bordais	France	Director	N/A
Carlos Alberto Griner	Brazil	Director	N/A
Antonio Carlos Garcia (1)	Brazil	Director	N/A
Luis Carlos Marinho Da Silva	Brazil	Director	N/A
Gary Kretz	United States of America	Officer	N/A
Michael Klevens	United States of America	Officer	N/A

(1)	The business address of this person is Avenida Dra. Ruth Cardoso, 8501, 30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil.
(2)	The principal executive offices of Florida Atlantic University, a public research university, are located at 777 Glades Rd, Boca Raton, FL 33431, USA.

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF EMBRAER S.A.

The following table sets forth the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Embraer S.A.. The business address of each such person is Avenida Dra. Ruth Cardoso, 8501, 30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil.

Name	Country of Citizenship	Relationship to Reporting Person	Present Principal Occupation (outside Reporting Person, if any)
Alexandre Gonçalves Silva	Brazil	Chairman	N/A
Raul Calfat	Brazil	Vice-President	Senior Advisor of RGE Pte Ltd (Singapore)(1), Macquarie Serviços Agricolas Participações Ltda(2) and Bracell SP Celulose Ltda.(3)
Alexandre Magalhães Filho	Brazil	Director	N/A
Claudia Sender Ramirez	Brazil	Director	N/A
Dan Ioschpe	Brazil	Director	N/A
Dejair Losnak Filho	Brazil	Director	N/A
João Cox Neto	Brazil	Director	Founding Partner and President of Cox Investments & Advisory(4)
Kevin G. McAllister	United States of America	Director	Operating Partner of AE Industrial Partners(5)
Marcelo Kanitz Damasceno	Brazil	Director	Chief of Brazil’s Air Force General Staff(6)
Maria Leticia de Freitas Costa	Brazil	Director	Partner of Prada Assessoria Empresarial Ltda.(7)
Pedro Wongtschowski	Brazil	Director	N/A
Sergio Guillinet Fajerman	Brazil	Director	Partner and Executive Officer – Personnel Department of Itaú Unibanco(8)
Todd Messer Freeman	United States of America	Director	Special Advisor to the President of Nordic Aviation Capital(9)
Francisco Gomes Neto	Brazil	President and Chief Executive Officer	N/A
Antonio Carlos Garcia	Brazil	Executive Vice President – Chief Financial and Investor Relations Officer	N/A
Fabiana Klajner Leschziner	Brazil	Executive Vice President – General Counsel & Chief Compliance Officer	N/A
Jackson Medeiros de F. Schneider	Brazil	Executive Vice President – Defense and Security	N/A

(1)	The principal executive offices of RGE Pte Ltd (Singapore), a business management consultant, are located at 80 Raffles Place, #50-01 UOB Plaza 1, Singapore 048624.
(2)

The principal executive offices of Macquarie Servicos Agricolas Participações Ltda., a Brazilian management consultant, are located at Rua Funchal, 418, andar 33, Vila Olimpia, São Paulo, SP, Brazil, Zip Code: 04551-060.

(3)

The principal executive offices of Bracell SP Celulose Ltda., a Brazilian corporation focused in the production and dissolving of wood pulp, are located at Avenida Ismael Coelho de Souza, ARMZ STS14A, Macuco, Santos, SP, Brazil, Zip Code: 11015-315.

(4)	The principal executive offices of Cox Investments & Advisory, an investment and consulting firm, are located at Rua Jacques Félix, 53, Vila Nova Conceição, São Paulo, SP, Brazil, Zip Code: 04509-000.
(5)	The principal executive offices of AE Industrial Partners, a private equity firm, are located at 2500 N Military Trl suite 470, Boca Raton, FL 33431.
(6)	The principal executive offices of Brazil’s Air Force, air branch of the Brazilian Armed Forces, are located at Bloco M - Explanada dos Ministerios, Eixo Monumental, DF, Brazil, Zip code: 70095-900.
(7)

The principal executive offices of Prada Assessoria Empresarial Ltda., an investment firm, are located at Rua Tenente Negrão, 140, 14 andar - conjunto 141, Itaim Bibi, São Paulo, SP, Brazil, Zip Code: 04530-030.

(8)

The principal executive offices of Itaú Unibanco, a Brazilian financial services company, are located at Praça Alfredo Egydio de Souza Aranha, 100, T. Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, São Paulo, SP, Brazil, Zip Code: 04344-902.

(9)	The principal executive offices of Nordic Aviation Capital, an aircraft leasing company, are located at Gardens International, Henry Street, Limerick City, Ireland.